 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Sonder Holdings Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

83542D300
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83542D300

1	NAME OF REPORTING PERSON

	Prashant Gupta 2015 Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		438,000
PERSON WITH	7	SOLE DISPOSITIVE POWER

		0
	8	SHARED DISPOSITIVE POWER

		438,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	438,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.8%
12	TYPE OF REPORTING PERSON

	OO

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CUSIP No. 83542D300

1	NAME OF REPORTING PERSON

NEEM 2020 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		612,000 (1)(2)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

612,000 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

612,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0%
12	TYPE OF REPORTING PERSON

OO

(1) As of September 30, 2024.

(2) Consists of 12,000 shares of Common Stock held directly by the NEEM 2020 Trust and 600,000 shares of Common Stock issuable upon conversion of 600,000 shares of Series A Preferred Stock held by the NEEM 2020 Trust.

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CUSIP No. 83542D300

1	NAME OF REPORTING PERSON

Prashant Gupta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,050,000 (1)(2)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

1,050,000 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,050,000 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.6%
12	TYPE OF REPORTING PERSON

IN

(1) As of September 30, 2024.

(2) Consists of 438,000 shares of Common Stock held directly by the Prashant Gupta 2015 Revocable Trust, 12,000 shares of Common Stock held directly by the NEEM 2020 Trust and 600,000 shares of Common Stock issuable upon conversion of 600,000 shares of Series A Preferred Stock held by the NEEM 2020 Trust.

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CUSIP No. 83542D300

Explanatory Note: This Schedule 13G reflects the beneficial ownership of the Common Stock of the Reporting Persons as of September 30, 2024 and does not reflect certain subsequent acquisitions and transfers of securities of the Issuer by the Reporting Persons. These additional matters are described in detail in a Schedule 13D filed by the Reporting Persons on the date hereof.

Item 1(a).	Name of Issuer:

Sonder Holdings Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

447 Sutter St., Suite 405 #542, San Francisco, CA 94108

Item 2(a).	Name of Person Filing

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Prashant Gupta 2015 Revocable Trust

NEEM 2020 Trust

Prashant Gupta

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of each Reporting Person is 16192 Coastal Highway, Lewes, DE 19958.

Item 2(c).	Citizenship

Prashant Gupta 2015 Revocable Trust is an Illinois trust.

NEEM 2020 Trust is an Illinois trust.

Mr. Gupta is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

83542D300

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See Cover Pages row 9.

(b)	Percent of class:

See Cover Pages row 11.

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CUSIP No. 83542D300

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages row 5.

(ii)	Shared power to vote or to direct the vote

See Cover Pages row 6.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages row 7.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages row 8.

Mr. Gupta, as the trustee of each of Prashant Gupta 2015 Revocable Trust and NEEM 2020 Trust, shares voting and dispositive power over the shares held by each of Prashant Gupta 2015 Revocable Trust and NEEM 2020 Trust with each such Reporting Person.

The percentage of class is based on (i) the number of shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock held by each of the Reporting Persons and (ii) the 11,585,625 shares of Common Stock outstanding as of November 1, 2024 as reported by the Issuer in its proxy statement for its annual meeting of shareholders filed with the Securities and Exchange Commission on November 8, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Gupta, as the trustee of NEEM 2020 Trust, shares beneficial ownership of the shares held by NEEM 2020 Trust.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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CUSIP No. 83542D300

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 83542D300

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2024

PRASHANT GUPTA 2015 REVOCABLE TRUST

By:	/s/ Prashant Gupta
Prashant Gupta
Trustee

NEEM 2020 TRUST

By:	/s/ Prashant Gupta
Prashant Gupta
Trustee

/s/ Prashant Gupta
PRASHANT GUPTA

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